DIANE D. DALMY
ATTORNEY AT LAW
8965 W. CORNELL PLACE
LAKEWOOD, COLORADO 80227
303.985.9324 (telephone)
303.988.6954 (facsimile)
email: ddalmy@earthlink.net

June 16, 2009

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Julie F. Bell, Attorney Adviser
          Effie Simpson, Staff Attorney
          Jean Yu, Staff Attorney
          Chanda DeLong, Staff Attorney

Re:  Kinder Travel Inc.
        Form 10-K/A for Fiscal Year Ended December 31, 2008
        Filed May 27, 2009
        Amendment No. 1 to Preliminary Information Statement on Schedule 14C
        Filed June 5, 2009
        File No. 000-52703

To Whom It May Concern:

On behalf of Kinder Travel Inc., a Nevada corporation (the “Company”), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated June 8, 2009 (the “SEC Letter”) regarding the Form 10-K for fiscal year ended December 31, 2008 (the “Annual Report”) and the Preliminary Information Statement on Schedule 14C (the “Information Statement”).

Securities and Exchange Commission
Page Two
June 16, 2009

Form 10-K

Front Page

In accordance with the staff’s comments, we have revised the cover page to indicate that the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Signatures

2.           In accordance with the staff’s comments, we have revised the signature page to provide for the Company’s executive officer signatures on behalf of the Company and a majority of the board of directors signatures in their individual capacity.

Information Statement on Form PRE 14C

General

3.           In accordance with the staff’s comments, we have revised the Information Statement with the following statement: “Our unaudited financial statements for the three months ended March 31, 2009 are incorporated herein by reference to our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2009.”

4.           In accordance with the staff’s comments, we have revised the Information Statement to include in bullet point format the material terms of the acquisition of the medical patents and the divesture of the travel business with a cross-reference to the more detailed discussion in the document. Furthermore, we have placed the summary term sheet on page two.

5.           In accordance with the staff’s comments, we have revised the Information Statement to place the summary term sheet on page two with cross references to the disclosure within the Information Statement.

Directors, Executive Officers, Promoters and Control Persons, page 3

6.           In accordance with the staff’s comments, we have revised the Information Statement to update the business experience of Aaron Whiteman and John Savin.

Securities and Exchange Commission
Page Three
June 16, 2009

Security Ownership of Certain Beneficial Owners, page 4

7.           In accordance with the staff’s comments, we have revised the Information Statement to indicate that such individual has “voting and dispositive power” regarding the shares of common stock held of record.

Acquisition of Medical Patents, page 7

8.           Please be advised that we have deleted reference to the industry trends.

9.           Please be advised that there are no conditions for the shares held in escrow to be released to Phoinos. We have adequately disclosed that the terms of the arrangement require that the shares be held in escrow to ensure that Phoinos does not unfairly benefit from the sale of the shares before the Company has had the opportunity to benefit from its research and development of the treatments. We believe this is customary in that the six-month hold period under Rule 144 would allow Phoinos to sell the shares on the open market under the volume limitations. Since the Company does not want Phoinos to have the opportunity to sell all shares, the shares will be timely released to Phoinois upon written request. The Information Statement has been revised accordingly.

10.           In accordance with the staff’s comments, the Information Statement has been revised to identify the source and quantifiable support of the information provided on cancer research.

11.           Please be advised that the Information Statement has been revised to clarify that Phoinos does not have the financial resources to fund further research and development of the treatments. Thus, that is why the Company has acquired the patents. Management believes that the Company has more potential for successful financing either private equity or debt than a private company. The Information Statement has also been revised to reflect that the Company has not yet determined the anticipated costs of further research and development of the treatments and that a budget will be developed by the Scientific Advisory Board when established under the direction of the Board of Directors.

Securities and Exchange Commission
Page Four
June 16, 2009

12.           Please be advised that the Information Statement has been updated to remove reference to the fact that consideration paid to Phoinos approximates the costs to date incurred by Phoinos in filing the patents. This was an aspect during negotiation claimed by Phoinos, which cannot be verified by the Company.

13.           Please be advised that the $0.30 per share valuation was agreed to at arms length  negotiation between the Company and Phoinos regarding the ultimate purchase price. The Board of Directors was well aware of its fiduciary duties when negotiating the terms of the transaction and all terms were agreed upon in the best interests of the shareholders and the Company. Furthermore, a relevant factor considered by the Board of Directors regarding the price per share for the travel businesss pertained to the fact that the two transactions were consummated within five days of each other. In accordance with the staff’s comments, the Information Statement has been revised to indicate that the value of the stock at $0.30 was the same value used in determining the purchase price for the patents five days earlier.

Approval of an Amendment to the Articles of Incorporation, page 16

14.           In accordance with the staff’s comments, the typographical error has been corrected.

Thank you for your attention in this matter.

Sincerely,

/s/ Diane Dalmy

Diane D. Dalmy

June 16, 2009

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Attn: Ms. Chandra DeLong, Staff Attorney

Dear Ms. DeLong:

Re: File No. 000-52703, Kinder Travel, Inc. (the "Company")

This letter has been written in response to a comment letter from the Securities and Exchange Commission (the "Commission" or "staff") dated June 8, 2009 related to the Company's Form 10-K/A for the fiscal year ended December 31, 2008 and Amended Preliminary Information Statement on Schedule 14C filed on May 27, 2009 and June 5, 2009 respectively.

The undersigned acknowledges that:

a. the Company is responsible for the adequacy and accuracy of disclosure in the filing;

b. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

____

Aaron Whiteman, President